Exhibit 99.2

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES
RESULTS OF ANNUAL AND SPECIAL MEETING

Toronto, Ontario —  May 26, 2016 —  Progressive Waste Solutions Ltd. (“Progressive Waste” or “Company”) (NYSE, TSX: BIN) announced that, at the annual and special meeting (the “Meeting”) of Progressive Waste’s shareholders (“Progressive Shareholders”) held today, the Progressive Shareholders passed a resolution approving the previously announced agreement and plan of merger dated January 18, 2016 (the “Merger Agreement”) between Progressive Waste, Water Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Progressive Waste (“Merger Sub”), and Waste Connections, Inc., a Delaware corporation (“Waste Connections”), and the transactions contemplated by the Merger Agreement including (i) the proposed business combination involving the Company and Waste Connections, (ii) the issuance by the Company of such number of common shares in the capital of Progressive Waste (“Progressive Shares”) as is necessary to complete the merger of Merger Sub with and into Waste Connections, with Waste Connections continuing as the surviving corporation (the “Merger”), and (iii) the assumption by the Company of certain outstanding stock-based awards of Waste Connections (collectively, the “Transaction Resolution”). The Transaction Resolution received support from approximately 99.47% of the votes cast at the Meeting.

At the Meeting, the Progressive Shareholders also passed a resolution approving a consolidation (the “Consolidation”) of the outstanding Progressive Shares on the basis of one Progressive Share on a post-Consolidation basis for every 2.076843 Progressive Shares outstanding on a pre-Consolidation basis, subject to, and immediately following, the completion of the Merger (the “Consolidation Resolution”). The Consolidation Resolution received support from approximately 99.47% of the votes cast at the Meeting.

The Progressive Shareholders also approved a resolution authorizing and approving the adoption by the Company of the 2016 Incentive Award Plan, and the reservation for issuance of Progressive Shares under the 2016 Incentive Award Plan, in each case subject to, and immediately following, the completion of the Merger (the “Incentive Plan Resolution”). The Incentive Plan Resolution received support from approximately 97.18% of the votes cast at the Meeting.

Upon completion of the Merger, Waste Connections stockholders will receive 2.076843 Progressive Shares for each share of Waste Connections common stock.  Immediately after completion of the Merger, Progressive intends to effect the Consolidation whereby every 2.076843 Progressive Shares will be converted into one Progressive Share. If the Consolidation is implemented, after taking into account the effect of the Merger and the Consolidation, Waste Connections stockholders will receive one post-Consolidation Progressive Share for each share of Waste Connections common stock held immediately prior to the Merger.

The Merger is subject to certain additional customary closing conditions.  Progressive Waste continues to expect that the Merger will be completed in the second quarter of 2016.  It is anticipated that Progressive Shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding Progressive Shares immediately following the completion of the Merger.  The combined company will use the “Waste Connections, Inc.” name and its shares are expected to trade on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “WCN.”

Annual Matters

Progressive Waste also announced that at the Meeting Deloitte LLP was appointed as auditors of the Company until the next annual meeting of the Company or until their successor is appointed and authorizing the directors to fix the remuneration of the auditors. Following the completion of the Merger, it is anticipated that PricewaterhouseCoopers LLP, the current auditors of Waste Connections, will be appointed as the auditors of the combined company.

As well, each of the 7 nominees listed in Progressive Waste’s Management Information Circular dated April 12, 2016 were elected as directors of the Company. Each director will serve until the next annual meeting of shareholders or until their successors are elected or appointed or they otherwise cease to serve as directors.

By a vote of show of hands, the nominees proposed by management of the Company were elected. The Company received proxies with regard to voting on the 7 directors nominated for election as set forth in the table below:

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John T. Dillon	84,346,569	99.05%	807,206	0.95%
James J. Forese	84,214,665	98.90%	939,110	1.10%
Larry S. Hughes	84,357,041	99.06%	796,734	0.94%
Jeffrey L. Keefer	84,361,792	99.07%	791,983	0.93%
Douglas W. Knight	84,361,568	99.07%	792,207	0.93%
Susan Lee	84,367,253	99.08%	786,522	0.92%
Daniel R. Milliard	83,368,828	97.90%	1,784,947	2.10%

Following the completion of the Merger, under the terms of the Merger Agreement, the combined company’s board of directors will consist of seven directors in total, comprised of the five members of the Waste Connections board of directors as of immediately prior to the effective time of the Merger and two members of the Progressive Waste board of directors as of January 18, 2016, namely Larry S. Hughes and Susan Lee.

About Progressive Waste Solutions Ltd.

As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information

Progressive Waste Solutions Ltd.

Chaya Cooperberg

VP, Investor Relations and Corporate Communications

Tel: (905) 532-7517

Email: chaya.cooperberg@progressivewaste.com

Cautionary Statement Regarding Forward-Looking Information

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (which includes “forward-looking information” within the meaning of applicable Canadian securities laws) and other U.S. securities laws and is subject to the safe-harbor created by such Act. These forward-looking statements are not based on historical facts but instead reflect Progressive Waste’s management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction with Waste Connections will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, and (2) expectations for other economic, business, and/or competitive factors. Although Progressive Waste believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule, and to the extent, anticipated the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Progressive Waste with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), including (i) Progressive Waste’s most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste’s current and annual Management’s Discussion and Analysis and the Annual Information Form. Progressive Waste wishes to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Progressive Waste. Progressive Waste does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.